September 22, 2006

Via Facsimile ((202) 739-3001) and U.S. Mail

Rani Doyle, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC  20004

Re:	The Clorox Company
	Schedule TO-I/A filed September 21, 2006
	SEC File No. 005-32623

Dear Ms. Doyle:

      We have reviewed your filing and have the following comments.

Offer to Purchase
Information Concerning Clorox, page 26
1. Refer to our prior comment 10. Please revise the presentation of your financial information to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Clorox present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K."
The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

	Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Rani Doyle, Esq.
Morgan, Lewis & Bockius LLP
September 22, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE